Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Trading of Own Shares for Treasury February 2019 We inform the capital market agents that in February 2019: 1. Itaú Unibanco did not purchase its own shares for treasury stock; 2. The number of 812,052 preferred shares was reallocated in the market intended, mainly, to Long-term Incentive programs. Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations). São Paulo-SP, March 15, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Trading of Own Shares for Treasury February 2019 We inform the capital market agents that in February 2019: 1. Itaú Unibanco did not purchase its own shares for treasury stock; 2. The number of 812,052 preferred shares was reallocated in the market intended, mainly, to Long-term Incentive programs. Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations). São Paulo-SP, March 15, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations